Execution Version

DREAM FINDERS HOMES, INC.
14701 Philips Highway, Suite 300
Jacksonville, Florida 32256

January 19, 2021

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention:  Ronald E. Alper

RE:	Dream Finders Homes, Inc.
Registration Statement on Form S-1, as amended
File No. 333-251612
Request for Acceleration of Effective Date

Dear Mr. Alper:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dream Finders Homes, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-251612) be accelerated to 4:00 p.m., Eastern Standard Time, on January 20, 2021, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Carina L. Antweil at (713) 229-1127.

[Signature Page Follows]

Sincerely,

DREAM FINDERS HOMES, INC.

By:	/s/ Robert E. Riva
	Name:	Robert E. Riva
	Title:	Vice President, General Counsel and Corporate Secretary

CC:	Patrick O. Zalupski, Dream Finders Homes, Inc.
Rick A. Moyer, Dream Finders Homes, Inc.
Timothy S. Taylor, Baker Botts L.L.P.
Carina L. Antweil, Baker Botts L.L.P.
Michael Kaplan, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP

Signature Page to Acceleration Request